June 8, 2007

Room 4561

Mr. Michael Koehler
President and Chief Executive Officer
Teradata Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479

> **Re:**	**Teradata Corporation**
> **Form 10 Filed May 10, 2007**
> **File No. 001-33458**

Dear Mr. Koehler:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

The Teradata Data Warehousing Business of NCR Corporation Selected Financial Data, page 12

1.	Please revise your Selected Financial Data, pro forma information and financial statements to provide pro forma basic and diluted earnings per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations, page 47

2.	We note your disclosure on page 13 that indicates that you are currently under "changing and aggressive competitive pricing." Tell us how you have considered quantifying the amount of the change in reported revenue that is attributable to changes in volume versus changes in price. Also, tell us whether this represents a trend or uncertainty that is reasonably like to affect your results. Refer to Items 303(a)(3)(ii) and (iii) of Regulation S-K.

3.   We note that your disclosure regarding the increases in revenue is general in nature. In this regard, your disclosure that "the growth was driven by the need for more centralized data warehouse systems" does not provide sufficient explanation as to why revenues have increased. Your disclosures should describe how revenues from specific products and services have changed and provide quantification of these changes. In this regard, we note that services revenues increased over 8% in 2006, but your current disclosures provide no explanation for this increase. Please revise your disclosures to provide a more detailed discussion of the factors that impacted revenue.

Income Taxes, page 49

4.   We note the disclosure of your tax rate excluding the effect of certain income tax benefits. This appears to be a non-GAAP measure. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

Financial Statements

General

5.   Please revise your registration statement to include updated financial statements. Refer to Rule 3-12 of Regulation S-X.

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-7

6.   Please tell us more about your software subscription arrangements. Describe the nature of the subscription-based arrangements, the deliverables, and the typical contract duration. As part of your response, identify the characteristic that results in these arrangements being accounted for as subscriptions. In addition, tell us where you classify the revenue related to these arrangements. Refer to any accounting guidance as appropriate.

Long-Lived Assets, page F-9

7.   We note that you use the sum-of-the-years' digits method to amortize capitalized software costs. Please tell us how you considered paragraph 8 of SFAS 86 when determining your method of amortization.

Note 11. Segment, Other Supplemental Information and Concentrations, page F-24

8.   We note your disclosure on pages 60 and 61 that describes your key software and hardware products.   Please tell us what consideration you have given to quantifying revenue for these key products in accordance with paragraph 37 of SFAS 131.

* * * * * * *

Please amend your Form 10 in response to these comments. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief

cc: Via Facsimile
        Stephanie Seligman, Esq.
        Wachtell, Lipton, Rosen & Katz
        Fax: 212-403-2225